

Cannae Holdings

Governance Failings
Destroying Shareholder Value

NOVEMBER 2025



IMPORTANT DISCLAIMERS

This presentation is for discussion and general informational purposes only, in connection with the solicitation of proxies of Cannae (defined below). This presentation reflects the analysis and perspectives of Carronade, a soliciting party. It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation and should not be taken as advice on the merits of any investment decision. The views expressed herein represent the opinions of Carronade Capital Management, LP (together with its affiliates, “Carronade“ or “Carronade Capital”), and are based on publicly available information with respect to Cannae Holdings, Inc. (“Cannae”, “CNNE” or the “Company”). Certain financial information and data used herein have been derived or obtained from public filings, including filings made by the Company with the U.S. Securities and Exchange Commission (“SEC”), and other sources. These materials do not purport to be all-inclusive or to contain all the information regarding the topics discussed therein. Recipients of this document should rely on their own judgment, independent analysis and diligence in making any decisions.

Carronade may make changes to the proposals, ideas or business plans discussed herein in its discretion. Carronade is currently registered as an investment adviser under the US Investment Advisers Act of 1940, as amended. Nothing in this document constitutes investment advice with respect to securities. This presentation does not constitute an offer to sell or a solicitation to buy any securities in any fund, strategy or any other product managed by Carronade and may not be relied upon in connection with any offer or sale of securities. **Shareholders of the Company and their respective advisors are urged to read the definitive proxy statement and all other relevant documents filed with the SEC, including Carronade’s investor presentation titled “A Case for Change”.**

Projected information presented herein is generated using internal Carronade models and are for illustrative purposes only. This information is generated based on certain estimates and assumptions which are subject to change based on prevailing market and economic conditions as well as Carronade’s ongoing assessment of the Company’s performance. There can be no guarantee that the assumptions and criteria used herein are reasonable or that projected results will be achieved. Economic and market conditions are subject to change without notice and as such the projections provided may not be available or achievable in the future. All information and opinions expressed herein are based on publicly available information, including filings made by the Company, and assumptions we have made about the Company, its business, and the industry. We have not had access to non-public information from the Company. Consequently, actual cash flows, costs, returns and other results may vary significantly compared to the figures presented herein. Model results are not predictions, projections or guarantees of performance. They are aspirational only, and there is no guarantee that such results will be achieved. Proposals and ideas discussed herein cannot abate any risk of loss. Past performance of Carronade or any of its investment is not indicative of future results. Unless indicated otherwise, numbers referenced throughout this presentation reflect approximate figures.

This document may contain "forward-looking statements“, which can be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "anticipate", "target", "project", "estimate", "intend", "continue" or "believe" or the negatives thereof or other variations thereon or comparable terminology. Examples include potential value, future actions, proposed strategies and potential impact of electing Carronade’s nominees to the Company’s board of directors.

Because such forward-looking statements involve risks and uncertainties, actual results may differ materially from any expectations, projections or predictions made or implicated in such forward-looking statements. Recipients of this document are therefore cautioned not to place undue reliance on such forward-looking statements. In addition, there can be no assurance that the projections or results discussed herein will be achieved based on any of Carronade’s recommendations or suggestions. Actual results may differ materially from those contemplated herein. Nothing contained herein shall constitute any representation or warranty as to future performance of the Company or any financial instrument.

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The successful election of Carronade’s nominees does not constitute a guarantee that any proposed strategy or operational modifications detailed herein will be successfully implemented or attained. As the elected nominees will constitute a minority of the Board of Directors, their capacity to effectuate changes is contingent upon the collective decision-making and support of the entire Board and existing management. Any strategic plan or operational changes outlined herein are **non-binding recommendations** and do not constitute a commitment or promise. Any questions about this document should be directed to ATaylor@Carronade.com and WRollins@carronade.com.

Table of Contents





Governance Failings Destroyed Shareholder Value



The Board is Unfit to Diagnose Own Underperformance

We believe the current Board has proven itself unable to effectively oversee management and protect shareholder interests, destroying value through its governance failings

- The Board of Cannae is unwilling to acknowledge that the Status Quo, as overseen by interconnected directors, is unacceptable to shareholders. **The Cannae strategy continues to destroy absolute and relative value, because the Board is self-dealing.**

- Shareholders vote with their feet each time Cannae re-iterates its "Strategic Transformation", now having **traded down -29% in total after each of the Company's last three quarterly earnings calls.**

- Cannae's **discount to NAV has blown back out to its historical wides at 42%** after short-lived improvements on the back of share repurchases.

- Shareholders continue to suffer as Cannae consistently loses money for its owners with **absolute returns of -14% since inception and -60%, -32% and -23% over the past 5, 3, and 1 years, respectively.**

- Mr. Foley and the Board gave each other new compensation agreements and accelerated vesting rights, exposing their bad faith discussions with Carronade. **Bill Foley's $19.50 put right floor now implies a 28% premium to common shareholders.**

- Woefully conflicted Directors stood idly by as governance failings on **affiliated party transactions siphoned value for Foley and his counterparts**, **destroyed $1.2 billion of shareholder value** and resulted in permanent loss of confidence in this Board.

- **If not now, when? Carronade's plan is about rebuilding trust,** holding the Board accountable with true independents, restoring confidence with shareholder representatives, and increasing transparency into decision making and portfolio value.

- We believe our candidates bring deep experience in a diversity of situations relevant to Cannae and **will bring the objectivity and diversity of thought and approach that Cannae's boardroom is severely lacking.**

Source: Bloomberg, Company filings, including proxy statements, annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and investor presentations (collectively, "Company "Filings") and Carronade analysis as of 11/19/2025. Other publicly available information obtained from websites and filings of other companies referenced herein. Reference is also made to Carronade's definitive proxy materials and investor presentation titled "A Case for Change" for additional detail.



Shareholders Suffer with Each Management Update

Despite Cannae claims that they have executed on their strategic plan, <u>shareholders suffer every time Cannae addresses the market</u>, indicating a misdiagnosis of the root cause of underperformance



"Our strategic transformation is accelerating long-term value creation for our shareholders" – Cannae Investor Presentation

Q1 25 Earnings	Q2 25 Earnings	Q3 25 Earnings

5/12 – earnings after close. Cannae disclosed Mr. Foley's transition to Vice Chair and expanding Board with two new Directors

8/11 – earnings after close. Cannae did not provide an update on the Annual Meeting or capital return to Shareholders

11/10 – earnings after close. Cannae disclosed it had spent $275mm of its $300mm buyback commitment and declined to provide capital allocation priorities for further monetizations





Source: Bloomberg, Company Filings and Carronade analysis as of 11/19/2025.

5



Shareholders have endured a <u>60% loss over the past 5 years</u> while Management and Directors have collectively made over $650 million since inception

Absolute TSR over the past 5 years Compared to Cumulative Compensation Since Spin

Chart values by year:
- 2020: $240.7
- 2021: $350.8
- 2022: $458.9
- 2023: $510.4
- 2024: $574.3
- H1 2025 Ann.: $669.3

-60%

Legend: ISIP | MIP | Mgmt Fee | SBC | Cash

Source: Bloomberg, Company Filings and Carronade analysis as of 11/19/2025.
Note: Cash Compensation based on Salary and Bonus amounts disclosed for NEOs in proxy materials. 2025 does not annualize MSA or Foley termination payments.



The Board has overseen a <u>decline in NAV per share every year of the last 5 totaling –50%</u>, clearly indicating that change is urgent to prevent further damage, and that the current "Transformation" is not working

Year End Net Asset Value per Share



- If Cannae's Strategic Transformation initiated two years ago was intended to maximize shareholder value, shareholders are still waiting
- <u>**Buying back material amounts of stock at a discount to NAV should be accretive to NAV per share**</u>
- The value destruction is concerning and more troubling is that the Board is apparently incapable of understanding why…

There is a crisis of confidence created by an incumbent Board that has abused shareholders since inception

Chart: Year End Net Asset Value per Share (NAV/shr)
- 2020: $52.93
- 2021: $44.41
- 2022: $35.50
- 2023: $34.70
- 2024: $32.20
- 2025: $26.70

–50% decline in NAV per share

Source: Bloomberg, Company Filings and Carronade analysis as of 11/19/2025.

7

What Happened to Shareholders' Realized Gains?

Cannae re-invested nearly all of the Dayforce gains into Foley's SPACs and Foley-led venture capital: Any "realized gains for shareholders" were almost completely destroyed through affiliate transactions

FIDELITY NATIONAL FINANCIAL

- $548 million in 2007

dayforce

- $240 million
- Unique ISIP structure maintained for this one investment



TRASIMENE CAPITAL MANAGEMENT

- $2.2 billion net proceeds[1]
- $1.7 billion net gain
- 4.0x over 17 years underperformed NASDAQ Composite by ~2.5x

- $200 million buyback

alight | Paysafe | SYSTEM1 | Sightline

CANNAE HOLDINGS, INC.

- $1.5 billion invested
- $292 million proceeds and mark to market value

~$1.2 billion in shareholder capital destroyed

Source: Bloomberg, Company Filings and Carronade analysis as of 11/19/2025.

1 Subtracts $240 million ISIP award paid to Mr. Foley from Company disclosed $2,447 million Cash or Other Value Received.

Governance Failings Destroyed Shareholder Value

Cannae's materials provide context to the marginal governance improvements and <u>Board failings that are destroying shareholder capital</u> which result in persistent underperformance and impaired confidence

alight SYSTEM1 Paysafe dun & bradstreet Sightline

Changes are Too Little, Too Late

<u>$2.6 billion invested</u> in affiliate transactions years before RPTC



✓ Establishes independent committees:
– Audit,
– Compensation, and
– Nominating/Governance
Cannae spins off as an independent public company
✓ Appoints Lead Independent Director to strengthen independent oversight
✓ Formalizes oversight of ESG, cybersecurity, and human capital risks
✓ Appoints new Lead Independent Director
✓ Establishes Related Person Transaction Committee
✓ Appoints Independent Chair and new CEO
✓ Transitions Mr. Foley to Vice Chair
✓ Expands size of Related Person Transaction Committee to 4
✓ Board supports declassification process
Establishing the foundation
2017
2018
2019
Maturation and oversight
2020
2021
2022
2023
Strengthening independence
2024
2025
Initial Board consists of 6 directors
Board expands to 9 directors with the addition of Mark Linehan, a seasoned real estate executive (CEO of W
Board expands to 11 directors with the additions of:
Board appoints new director, Doug Ammerman, a highly-qualified financial and audit expert
Board expands to 8 directors with the additions of:
✓ Richard Massey, a successful investor with strong financial experience
✓ Erika Meinhardt, our first female director, a prove operational executive
✓ David Aung, a proven investment professional
Board expands to 12 directors with the additions of:
Shareholder lawsuit
Re-incorporate in Nevada

Taking credit for changes only made after material governance failures or intense pressure from shareholders exposes the Board's entrenchment and reinforces why our nominees are needed

- Invested $2.6 billion into Foley-affiliated companies or ones that would generate external economics for Management and Directors outside of Cannae
- These **<u>related party transactions were all done years before Cannae established its ineffective Related Person Transaction Committee</u>**, which was established after a successful shareholder lawsuit challenge for breach of fiduciary duty
- 75% of the current Board have been associated with Foley for ~279 years cumulatively and received ~$242 million – Cannae's "Governance Evolution" is just a way to preserve the Status Quo
- Mr. Moullet and Mr. Aung **<u>only added as a direct result of the shareholder lawsuit</u>**
- Cannae's internal General Counsel who should review affiliate transactions is also employed by Mr. Foley at FNF and Jena Acquisition Corp, his latest SPAC

Source: Company Filings and Carronade analysis as of 11/19/2025.







Board Continues to Approve Conflicted Transactions

The Board's self-styled "Governance Evolution" is a misdirection, as the same practices of <u>giving Directors preferential economics at the expense of Cannae shareholders is on display, real-time, at BKFC</u>

1 …where we hold a durable edge

CANNAE HOLDINGS, INC.

The Board recently directed management to continue concentrating our efforts in sports teams and ventures in the sports ecosystem, where we have seen remarkable success:

- Black Knight Football is now a leading global multi-club operator with integrated operations across four top European leagues (England, France, Portugal, Scotland).

BLACK KNIGHT FOOTBALL CLUB

Financial Success

- Drove revenue growth of nearly 30% over the first three seasons since acquiring AFC Bournemouth, including commercial revenue doubling during that period[1]
- A historic transfer window (Summer 2025) in which it was reported that Bournemouth had the 2nd highest net player sales income in all of European football.
- Achieved a $630M valuation and a "Top 50 Most Valuable" ranking (Sportico) for the first time in Bournemouth's history

Strategic & Operational Success

- Improved Bournemouth's Premier League standing from 15th place to 9th place.
- Hired new, top-tier management (President of Business, President of Football, and Head Coach) and invested in a world-class performance center.
- Acquired the team's stadium and are now nearly doubling its capacity to 20,200+ to significantly grow future matchday revenue at an attractive return on capital

Cannae is focused on owning or exerting meaningful influence in unique private-market opportunities such as sports ventures, consumer, and financial services

1: Comparing 2024/25 season revenue to 2022/23 season revenue. Commercial revenue includes sponsorship and advertising, hospitality and events, and shop merchandise revenue

CANNAE HOLDINGS INVESTOR PRESENTATION | 13

2025 Capital Raise

- **$133 million total**
- **$50 million for Cannae**
- **<u>37.6% funding percentage vs pre-round ownership of 47%</u>**

"The remaining capital will come from Bill and a group of third-party investors" – Ryan Caswell, Q1 2025 Earnings Call

"Since this investment started, Cannae has been roughly a 50% holder. It's gone down a little bit just because in the last couple of capital raises, there have been **<u>existing LPs that wanted additional, they want to put in more capital [at cost]</u>**." – Ryan Caswell, Q2 2025 Earnings Call

- BKFC, now Cannae's largest investment by value, appears to be doing well based on limited disclosure provided by management
- However, **<u>Cannae's ownership in BKFC is being persistently diluted as the owner of BKFC, Mr. Foley, continues to prioritize himself and other investors by allowing non-pro rata investments at cost</u>**

Cannae Ownership in BKFC
55%
50%
45%
40%
35%

- Mr. Foley and Mr. Ammerman, the newly appointed "independent chairman" hold direct personal ownership interests in BKFC, benefiting themselves ahead of Cannae
- **<u>How could a truly independent Board enter an investment where the shareholders they represent can be unilaterally diluted by their Vice Chairman, who is conflicted?</u>**

We believe this complicit Board's historical pattern of prioritizing themselves and making shareholders take a back seat is continuing, exacerbated by the pivot from public to private investments without adequate governance and disclosure, underscoring the need for urgent change

Source: Company Filings and Carronade analysis as of 11/19/2025.

10



Cannae's "Strategic Transformation" is the Status Quo

Buybacks have provided temporary relief, but each time a buyback is over the discount widens back to worst-in-class, clearly indicating **market concern about a durable plan to reverse NAV declines**

Discount to Net Asset Value over Time (%)

SPACs Launched and Funded

2024 Cash Tender Offer

2025 DNB Buyback

Company's hand-picked benchmark timeframe

-44%

-42%

Source: Bloomberg, Company Filings and Carronade analysis as of 11/19/2025.



Carronade sought to engage privately and constructively to help improve performance at Cannae, and believed that we were negotiating in good faith until Cannae's actions suggested they had different plans

Carronade sends letter to Board seeking to engage **"privately and constructively"**, and privately nominates 4 independent director candidates due to early nomination window

Zoom call with Messrs. Foley and Caswell to discuss Carronade's views on performance and suggestions to improve value. Mr. Foley suggests Cannae would be open to one mutually agreed director

Carronade files preliminary proxy materials in anticipation of a June Annual Meeting of Shareholders. Cannae informed Carronade that it would **expand the size of the Board** and had identified **two new candidates** that it would appoint

Carronade issued press release calling on Cannae to **promptly schedule its Annual Meeting,** which was last held in June 2024

Carronade renominates 4 independent director nominees to comply with new nomination deadline triggered by delayed Annual Meeting

Dec – 24	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov

Carronade follows up with Cannae offering to travel to meet at a time and place convenient for the Board

Multiple calls with Mr. Caswell to discuss steps to improve performance and align shareholder governance concerns

Cannae Board adopts Corporate Governance charter

Company unexpectedly grants 1) Mr. Foley an off-market severance package and 2) directors the right to immediate equity vesting if not re-elected

Carronade publishes letter to the Board highlighting governance concerns

Cannae announced Mr. Foley transitioning to Vice Chairman, **triggering his egregious compensation rights granted in March**. Cannae also announced the appointment of two new directors to the Board

Cannae announced the Annual Meeting would be held on December 12, 2025 and announced the sale of DNB had closed

Cannae files definitive proxy materials

Cannae files preliminary proxy materials and Carronade files definitive proxy materials

12





Correcting Cannae's Misrepresentation of Facts

Cannae Grossly Misstates Candidate Qualifications



Cannae's ad hominem attacks against our four highly qualified and fit-for-purpose nominees' substantial experience, is an uncalled for and <u>transparent attempt to deflect its own poor performance</u>



Mona Aboelnaga

- Seasoned investment professional with extensive experience managing portfolios of public and private investments focused on Financial Services and Information Security...highly relevant to Cannae
- Successfully sold the firm she founded to National Bank of Canada, where she grew AUM to $14 billion
- Webster (WBS) consistently named strongest, best governed regional bank, and Perpetual (PPT) is in the midst of a turnaround with entirely new management



Ben Duster

- Deep fiduciary experience drawing from diverse industries and companies
- Expertise in assisting underperforming companies, naturally resulting in tenures that reflect the time to value maximizing outcome, with time weighted average annualized TSR over 14%
- Appointed to First Republic (FRBK) as Audit Chair and to oversee the external independent investigation into previous related party transactions

> **<u>100% independent:</u>** No personal or professional relationship to each other prior to Carronade's nomination, in which they were independently identified as part of a search process



Dennis Prieto

- Significant investment management, financial analysis, accounting, capital markets, and legal experience in process-driven and special situations
- Working with companies experiencing operational or financial challenges will be critical in untangling Cannae's eclectic portfolio, some of which are troubled (e.g. Sightline and Restaurant Group)
- No professional relationship with Mr. Gropper since 2018, who provides a strong endorsement of the skills needed to represent all of Cannae's shareholders



Cherie Schaible

- Extensive financial and legal experience in complex situations having overseen the value-maximizing work out of AIG's insurance investment portfolio during the GFC...again directly relevant to Cannae
- Substantial experience negotiating employment agreements, compensation plans and installing governance practices
- Impugning Ms. Schaible's high legal and ethical standards by implying overlap with her husband's career is appalling

We believe our candidates bring deep experience in a diversity of situations relevant to Cannae and will bring the objectivity and diversity of thought and approach that Cannae's boardroom is severely lacking



What if Cannae Used the Same Criteria to Vet its Board?

Hypocrisy Abounds: Cannae's broad and misguided over-generalizations of the Carronade nominees' experience highlights how entrenched the incumbents are when applying the same standards

Cannae's Objections	Carronade's Perspectives
No public company leadership or board experience	▪ 3 of 12 directors have public company executive officer experience at non-Foley-affiliated companies with Mr. Moullet resigning from DRI as Chief Supply Chain Officer following an investigation into unethical conduct ▪ Ms. Meinhardt, Mr. Moullet, Mr. Harris, Mr. Tyler have no disclosed public company board experience outside of directorships granted by Mr. Foley on his SPACs ▪ Of the 62 public board roles served by Cannae's directors, 52 were at Foley-affiliated companies including SPACs
Generalist investment background	▪ Unclear why this is a detriment given the generalist and heterogeneous nature of Cannae's portfolio requiring directors to leverage experience from different companies, industries and investment structures ▪ Cannae is an investment holding company, but lacks public and private portfolio management experience on the Board ▪ Furthermore, we would argue that half of the incumbent directors also have generalist industry and investment backgrounds: Mr. Foley, Mr. Willey, Mr. Tyler, Mr. Ammerman, Mr. Martire, and Mr. Royan
Irrelevant restructuring experience	▪ Restructuring experience is highly relevant in all investment holding companies because it is predicated on 1) being able to quickly and deeply understand different companies in different industries, 2) asking the uncomfortable questions, 3) building consensus among diverse constituencies and 4) being laser focused on maximizing value ▪ Experience with troubled companies is directly relevant to Cannae given the losses sustained from Alight, Paysafe, System1 and Sightline, and continuing operational struggles in the Restaurant Group
Poor track record	▪ Despite the Company's penchant for pointing to Mr. Foley's track record outside of Cannae…The simple fact remains that this Board has overseen a destruction of Cannae shareholders' money **(absolute TSR) of -60%, -32% and -23% over the past 5, 3, and 1 years, respectively,** and -14% since inception as a public company

Source: Bloomberg, Company Filings and Carronade analysis as of 11/19/2025.





The Board's Persistent, Worst-in-Class Performance

Attempts to highlight 'relevant experience' and 'value creation' fails to address the abysmal track record of incumbent directors in stewarding shareholder capital

Cumulative Relative TSR vs 2024 Cannae Peer Group over the past 5 years

10%
-10%
-30%
-50%
-70%
-90%
-110%
-130%
-150%
-170%
Meinhardt, Stallings, Willey -148%
Moullet -112%
-148%
Erika Meinhardt (TSR: -148%), Lead Independent (?) Director, Comp Committee
Employed by Bill Foley at FNF for 41 years; Director on 4 of 5 Foley SPACs, Investor in a Foley-controlled Cannae entity (Minden Mill)
James Stallings (TSR: -148%), Independent (?) Director, Nom/Gov and RPT[1] Committees
Director of a Foley SPAC; Appointed to FIS Board by Foley and Martire, Investor in a Foley-controlled entity (Star Parent LP)
Frank Willey (TSR: -148%), Independent (?) Director, Audit Committee
Worked for Bill Foley over 82 years cumulatively and self described "Foley disciple"; Investor in Foley-controlled entity (BKSE that owns the Vegas Golden Knights NHL franchise)
Barry Moullet (TSR: -112%), Independent (?) Director, Chair of RPT Committee
Oversaw 7[2] affiliate Cannae transactions, which benefited Foley and destroyed ~$1.2 billion in shareholder capital; resigned from only public company officer role following an investigation into unethical conduct
Oct-20
Jan-21
Apr-21
Jul-21
Oct-21
Jan-22
Apr-22
Jul-22
Oct-22
Jan-23
Apr-23
Jul-23
Oct-23
Jan-24
Apr-24
Jul-24
Oct-24
Jan-25
Apr-25
Jul-25
Oct-25

Source: Bloomberg, Company Filings and Carronade analysis as of 11/19/2025. Cumulative shareholder return relative to Proxy Peer average. 2024 Cannae Peer Group ("Proxy Peers") include Main Street Capital (MAIN), Compass Diversified Holdings (CODI), StepStone Group (STEP), Hercules Capital (HTGC), Federated Hermes (FHI), Capital Southwest (CSWC), Artisan Partners (APAM), Trinity Capital (TRIN), Hamilton Lane (HLNE), Bridge Investment Group (BRDG) and GCM Grosvenor (GCMG). **Past performance of the Company, the Proxy Peer group, or any individual peer company is not indicative of, nor a guarantee of, future results.** Actual future results may differ materially from those suggested by the historical performance presented. This analysis and the accompanying Proxy Peer performance data **do not constitute investment advice**, a recommendation, or a solicitation to buy or sell any securities. Stockholders should consult their own financial, legal, and tax advisors before making any investment decisions.

1 Related Persons Transaction ("RPT") Committee

2 DNB, ALIT, PSFE, SST, System1, BKFC, Minden Mill



Cannae's Plan Lacks the Most Critical Element

"What Cannae is already delivering" is more of the same underperformance and poor corporate governance that have plagued shareholders since inception, evidenced by the discount returning to its historical wides

What Cannae is already delivering	
Already Executed	In 21 months, we've sold $1.1 billion in public investments, effectively shifting our public investment contribution to NAV from 70% to 20% **There is one key difference:** Carronade's proposal to spin our public holdings is a short-term play that would restrict liquidity while failing to account for the loss of tax benefits
Already Executed	We've returned more than $540 million to shareholders since February 2024 via a tender offer, share repurchases, and dividends, all while transforming our portfolio away from public investments to high cash flow private investments
Already Executed	In February 2024, we terminated our external management agreement and shifted the majority of compensation for key executives to restricted stock to 1) reduce our fee structure and 2) more closely align incentives with shareholders
Already Executed	Since 2024, three new independent directors have joined our Board. They hold key leadership and oversight roles, including as Chairman of the Board, and members of the Related Person Transaction and Corporate Governance and Nominating Committees **There is one key difference:** Carronade's proposed directors are unqualified to deliver long-term shareholder value at Cannae

Setting the Record Straight

Spin criticism is a red herring; we proposed in February prior to DNB sale to address re-investment risk, which is clearly a concern after Q3 call comment that capital from tax loss harvesting will be used for more acquisitions. We have and continue to acknowledge the Company will have better information on specific tax attributes of their losses, however our math for potential value subtracts the amount that would be realized from a spin.

We believe the Company should be returning capital to shareholders as expeditiously as possible as they have lost the mandate to manage shareholder capital, demonstrated by negative absolute returns and persistent degradation in NAV/share each year of the past five totaling -50%.

The externalization was supposedly to be 'better aligned with shareholders' in the first place, but ended up siphoning material value to management. The termination effectively resulted from a shareholder lawsuit and once the carry fees dried up. Shareholders still paid termination fees and accelerated management fees for the privilege. H1 2025 overhead run rate is 4.0% of NAV.

The super majority of the Board is still occupied by close Foley personal and professional connections, causing shareholder concern that we will continue to be treated as second class owners.

There is one key difference: Cannae's actual directors have destroyed shareholder value over the long-term.

This spin by the Company is most concerning, because it highlights that the Company is unwilling to break up its director cabal and is, therefore, unable to diagnose the root cause of its persistent underperformance: the Board itself

Source: Bloomberg, Company Filings and Carronade analysis as of 11/19/2025.

Cannae has Consistently Lost Money for Shareholders

Cannae tries to deflect relative underperformance by saying it has no real peers, but one simply has to look at absolute performance over any relevant timeframe to see the reality



Cannae's business model has no true public markets peers but has characteristics of many firms
CANNAE HOLDINGS, INC.
Structure
Closed-End Fund / BDC¹
Companies that invest, typically in the form of loans, in private or small-cap U.S. businesses. They are required to distribute >=90% of their income to shareholders
Diversified Holding Company
Permanent capital vehicles that acquire significant stakes in business and actively manage portfolio companies across a wide range of industries
Investment Manager
Firms that manage capital and provide financial advisory services on behalf of other investors (e.g., institutions, individuals), earning fees for their services
Cannae is:
a permanent capital vehicle
an opportunistic investor across many industries, regions, and market caps
an active manager that leverages its Board's deep operational expertise to drive growth at portfolio companies
Cannae is not:
a closed-end fund
a BDC making loans
a distressed debt investor
an investor whose involvement ends once the transaction is complete
Investment Strategy
Diversified Holding Co.
Closed-End Fund / BDC
Investment Manager
BDC¹
Capital Southwest
Main Street
Trinity Capital
Hercules Capital
Manage Portfolio Companies
Compass Diversified
Howard Hughes*
Public Equities
Artisan Partners
Federated Hermes
Private Markets
GCM Grosvenor
StepStone
Hamilton Lane
Bridge Investment Group
*In May 2025, Pershing Square invested $900 million with the goal of reshaping Howard Hughes from a pure real estate developer into a diversified holding company – mirroring Cannae's strategy
1: Registered Business Development Company ("BDC"). BDC's must invest, typically in the form of loans, >=70% of its assets in private US companies and distribute >=90% of net investment income to shareholders
CANNAE HOLDINGS INVESTOR PRESENTATION | 6

- Despite underperforming every peer set ever selected by the Company, other 'permanent capital vehicle' closed end funds, ISS peers and broader small-cap financial benchmarks, Cannae asserts those comparisons are not relevant
- We understand its uncomfortable for companies to be pushed to perform by their owners, but the fact remains that **Cannae consistently loses money for its shareholders over the long-term**



Absolute Return
-23%
1 Year
-12%
2 Years
-32%
3 Years
-52%
4 Years
-60%
5 Years
-57%
6 Years
-10%
7 Years
-14%
Spin

Shareholders have suffered under the current Board's oversight (or lack thereof) over the long-term, but the Board is unwilling to take responsibility. Change is urgently required

Source: Bloomberg, Company Filings and Carronade analysis as of 11/19/2025.





Vote GOLD and Restore Shareholder Value

IMPROVE CANNAE

GOLD PROXY CARD

CARRONADE NOMINEES	FOR	WITHHOLD
Mona Aboelnaga	☑	☐
Benjamin C. Duster, IV	☑	☐
Dennis A. Prieto	☑	☐
Chérie L. Schaible	☑	☐
OPPOSED CANNAE NOMINEES		
Erika Meinhardt	☐	☒
James B. Stallings Jr.	☐	☒
Frank P. Willey	☐	☒
Barry B. Moullet	☐	☒

PROPOSALS

☒ Strong recommendation to vote "AGAINST" Proposal 2 (Say-on-Pay)

☑ Strong recommendation to vote "FOR" Proposal 4 (Board Declassification)

Cannae shareholders can vote their shares to help affect change and reinvigorate a company that has fallen woefully behind on its promise to shareholders. The 2025 Annual Meeting of Cannae Shareholders is scheduled to be held virtually on December 12, 2025. Carronade urges Cannae shareholders to vote the GOLD universal proxy card by December 11, 2025 at 11:59pm Pacific Time.

If you have any questions, require assistance in voting your GOLD universal proxy card, or need additional copies of Carronade Capital's proxy materials, please contact Okapi Partners LLC at the phone numbers or email address listed below.

OKAPI PARTNERS

1212 Avenue of the Americas, 17th Floor
New York, NY 10036
Banks and Brokerage Firms, Please Call: (212) 297-0720
Shareholders and All Others Call Toll-Free: (855) 208-8903
E-mail: info@okapipartners.com